Exhibit 4.13

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (the “Agreement”) dated as of this 26th day of April 2004 (the “Effective Date”), by and between Adherex, Inc. (the “Company”), a wholly owned subsidiary of Adherex Technologies Inc. (“AHX”), and James A. Klein, Jr., an individual residing at the address set forth on the signature page hereof (“Employee”).

1. Duties. While employed by the Company, Employee will be employed in the position of Chief Financial Officer of the Company and of AHX (“CFO”), and, as such, Employee agrees to faithfully perform the duties of the position of CFO and to perform such other duties of an executive, managerial or administrative nature as shall be specified and designated from time to time by the Chief Executive Officer of the Company. In addition, Employee will be responsible for periodically reporting to the Board of Directors and Audit Committee of AHX (the “Board”). Employee agrees to perform his duties and responsibilities at the Company diligently and to the best of his ability, and further agrees to devote all of his business time and efforts to the performance of duties hereunder. Employee further agrees not to be employed by any entity or other third party while employed by the Company without first obtaining the advance written consent of the Company.

2. Compensation. In consideration of his services to the Company, Employee will be compensated as follows:

(a) Base Salary. Employee will be paid an annual base salary of One Hundred Sixty Thousand Dollars (USD $160.000.00), less any withholdings required by law or properly requested by Employee (the “Base Salary”). The Company will pay Employee the Base Salary on its regularly scheduled paydays, in accordance with its regular payroll practices and procedures.

(b) Signing Bonus. After Employee has executed this Agreement and any other required agreement(s), Employee will be paid a one-time lump sum signing bonus of Fifteen Thousand Dollars (USD $15,000.00) (the “Signing Bonus”). The Signing Bonus is subject to any withholdings required by law and/or properly requested by Employee.

(c) Discretionary Bonus. In addition to the Base Salary and Signing Bonus, the Company in its sole discretion may award Employee an annual bonus of no more than Fifty Thousand Dollars (USD S50,000.00) annually (the “Annual Bonus”). The Company will have the sole discretion and authority to determine Employee’s eligibility for and the amount of the Annual Bonus. The Annual Bonus is subject to any withholdings required by law and/or properly requested by Employee.

(d) Stock Option Grant. Subject to the approval of its Board of Director (the “Board”), AHX further agrees to grant Employee an option to purchase up to One Million shares of AHX’s common stock (the “Option”). The Option will be subject to the terms and conditions of the AHX Stock Option Plan (the “Plan”) and a separate stock option agreement between the Company and Employee. Shares subject to the Option will have an exercise price equal to the fair market value on the date of grant, as determined by the Board. One-fourth of the shares subject to the Option will vest and be fully exercisable immediately after Employee has been employed with the Company for ninety consecutive days. Thereafter, the remaining unvested shares will vest annually in equal one-third installments over the next three years on the anniversary of your hire date for so long as Employee remains employed by the Company. As further detailed in the stock option agreement between the Company and Employee, if Employee’s employment terminates due to a change in control of the Company (as defined in the stock option agreement), any then-remaining unvested shares shall immediately vest and be fully exercisable.

(e) Business Expenses. The Company will reimburse Employee for all reasonable expenses incurred by Employee that are directly related to the business of the Company, provided that Employee complies with the Company’s policies and procedures for reimbursement or the advance of business expenses.

3. Benefits. While employed by the Company, Employee will receive such other benefits as are provided from time to time to other similarly-situated employees of the Company. All such benefits are subject the terms and conditions of the plan documents by which such benefits are provided, and are subject to change by the Company at any time, with or without advance notice.

4. Vacation and Paid Holidays. You will be eligible for vacation in accordance with the Company’s vacation policy. You will be entitled to take twenty (20) days of paid vacation annually. In addition, Employee will be entitled to be paid for all holidays recognized by in accordance with Company policy.

5. Confidential Information and Restrictive Covenants. As a condition of Employee’s employment with the Company, Employee is required to sign the Confidentiality and intellectual Property Agreement attached hereto as Exhibit A hereto (the “IP Agreement”), which includes Employee’s agreement to refrain from disclosing the Company’s confidential information and to refrain from engaging in certain competitive activities after any termination of employment with the Company. The IP Agreement is fully incorporated into this Agreement by reference, and a breach of the IP Agreement will be construed as a breach of this Agreement.

6. Conflicts of Interest. You are subject to the Company’s conflict of interest requirements and policies, and are responsible for recognizing and avoiding any and all circumstances that may give rise to an actual conflict of interest or give the appearance of a conflict of interest situation.

7. Termination of Employment. Employee’s employment With the Company is at-will, meaning that either Employee or the Company can terminate the employment relationship at any time, for any or no reason, subject to the following provisions:

(a) Termination for Cause. Employee’s employment with the Company may be terminated for “Cause” at any time and without advance notice. If terminated for Cause, Employee will only be entitled to receive payment of any wages and vacation pay earned or accrued to the date of termination. For purposes of this Agreement, “Cause” means Employee’s: (I) material breach of the terms of this Agreement or the IP Agreement; (2) failure to diligently and properly perform his duties and responsibilities, or to comply with any policies and directives of the Company or the Board; (3) dishonest or illegal action (including, without limitation, embezzlement) or any other action whether or not dishonest or illegal by Employee that is materially detrimental to the interest and well-being of the Company, including ‘without limitation, harm to its reputation; (4) failure to fully disclose any material conflict of interest he may have with the Company in a transaction involving the Company which conflict is materially detrimental to the interest of the Company; or (5) your conviction of (i) any felony or (ii) any misdemeanor or other crime of moral turpitude (other than a minor traffic offense).

(b) Termination upon Death or Disability. Employee’s employment with the Company will terminate immediately in the event of his death or permanent disability. For purposes of this Agreement, permanently disability means that Employee is unable to perform the essential functions of his position, with or without a reasonable accommodation, for more than sixty (60) consecutive days or ninety (90) days in any 12-month period. if terminated pursuant to this Section 7(b), Employee or his successor(s) will only be entitled to receive payment of any wages and vacation pay earned or accrued to the date of termination.

(c) Resignation by Employee. Employee may resign employment with the Company upon thirty (30) days’ advance written notice. If Employee fails to provide at least thirty (30) days advance notice of resignation, Employee will forfeit payment for any accrued, unused vacation pay. The Company reserves the right in its sole discretion to pay Employee’s then-current Base Salary for all or a part of such notice period, in lieu of Employee’s continued employment during the notice period. If Employee resigns his employment with the Company, Employee will be entitled to receive payment of any wages earned through the termination date.

(d) Termination by the Company Without Cause. Employee’s employment with the Company may be terminated at any time without Cause. The termination of Employee’s employment by the Company will be deemed to be “Without Cause” if Employee is terminated for any reason other than Sections 7(a) through (c) of this Agreement.

8. Payments upon Termination.

(a) Accrued Compensation. If Employee’s employment with the company is terminated by either party for any reason, Employee will receive payment of any wages and vacation pay earned or accrued to the date of termination; provided, however, that if Employee resigns his employment with the Company, he must provide the notice specified in Section 7(c) hereof in order to receive payment for any accrued, unused vacation time.

(b) Severance Benefits. In addition to any accrued compensation, if Employee’s employment is terminated by the Company Without Cause, the Company will provide Employee with the following severance benefits, subject to the conditions described below.

(1) If Employee is terminated by the Company Without Cause, the Company will continue paying Employee’s then-current Base Salary for a period of six (6) months after the termination of Employee’s employment.

(2) In order to receive any portion of the severance benefits described in this Section 8(b), Employee will be required to first execute a release of all claims against the

Company, in form acceptable to the Company. In addition, to continue receiving the severance benefits, Employee must also comply with any post-termination obligations to the Company as a result of the IP Agreement.

9. Notices. Any notice or other communication required or permitted hereunder must be made in writing and shall be delivered personally, sent by facsimile transmission or sent by certified, registered or express mail, postage prepaid. Any such notice shall be deemed given when so delivered personally, sent by facsimile transmission or, if mailed, five days after the date of deposit in the United States mail as follows:

If to the Company, to:

Adherex, Inc.

2530 Meridian Parkway, Suite 200

Durham, North Carolina 27713

Attention:     D. Scott Murray, Esq., General Counsel

with a copy to:

Wyrick Robbins Yates & Ponton, LLP

4101 Lake Boone Trail, Suite 300

Raleigh, North Carolina 27607

Attention:     Donald R. Reynolds, Esq.

If to the Employee, at the address set forth on the signature page hereof.

Any party may by notice given in accordance with this Section 9 to the other parties hereto designate another address or person for receipt by such person of notices hereunder.

10. Entire Agreement. This Agreement (including any exhibits attached hereto) contains the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements, written or oral, with respect thereto, including without limitation any agreements that may have been entered into between the Company and Employee.

11. Waivers and Amendments. This Agreement may only be amended, superseded, canceled, renewed or extended, and the terms hereof, may be waived, with a writing signed by all parties hereto, or, in the case of a waiver, by the party waiving compliance. No delay on the part of any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any waiver on the part of any party of any such right, power or privilege nor any single or partial exercise of any such right, power or privilege, preclude any other or further exercise thereof or the exercise of any other such right, power or privilege.

12. Governing Law; Venue. This Agreement will be governed by and construed in accordance with the laws of the state of North Carolina, without regard to conflicts of law principles. The parties further agree that the state or federal courts sitting in Wake County, North Carolina shall have the sole and exclusive jurisdiction to hear any dispute(s) arising out of this Agreement (including any exhibits attached hereto).

13. Assignment. This Agreement, and Employee’s rights and obligations hereunder, may not be assigned by Employee; any purported assignment by Employee in violation hereof shall be null and void. In the event of any sale, transfer or other disposition of all or substantially all of the Company’s assets or business, whether by merger, consolidation or otherwise, Employee agrees that the Company may assign this Agreement and its rights and obligations hereunder to a successor in interest.

14. Binding Effect. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors, permitted assigns, heirs, executors and legal representatives.

15. Counterparts. This Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original but all such counterparts together shall constitute one and the same instrument. Each counterpart may consist of two copies hereof each signed by one of the parties hereto.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have executed this Employment Agreement as of the day and year first above written.

ADHEREX, INC.

	By:	/s/ Dr. William P. Peters
Dr. William P. Peters, MD PhD MBA
Chief Executive Officer

EMPLOYEE

/s/		/s/ James A. Klein, Jr.
Witness	Employee:	James A. Klein, Jr.
320 Swans Mill Crossing
Raleigh, North Carolina 27614

Adherex. Inc.

EXHIBIT A

CONFIDENTIALITY, INTELLECTUAL

PROPERTY AND NONCOMPETITION AGREEMENT

THIS CONFIDENTIALITY, INTELLECTUAL PROPERTY AND NONCOMPETITION AGREEMENT (the “Agreement”) dated this 26th day of April 2004 is made between Adherex, Inc. (the “Company”) and James A. Klein, Jr. (“Employee”).

The parties hereto agree that it may be necessary for the Company to disclose to Employee from time to time certain confidential and proprietary information concerning the products arid processes and technology developed by the Company and/or its affiliates or subsidiaries which the Company wishes to protect along with its trade secrets, technical expertise, business knowledge, procedures and systems and all other confidential and proprietary information, together with proprietary and other information of a confidential nature provided by third parties, all of which is not generally available to the public, the unauthorized disclosure of which would cause irreparable harm to the Company, its parent Adherex Technologies Inc., its affiliates or subsidiaries.

In consideration of my employment by the Company the undersigned and the Company agree as follows:

1. Definition of “Information”. For the purposes of this Agreement, “Information” shall include, without limitation all or any part of the corporate, strategic or marketing plans, financial information, product information customer information, and other information relating to the business of the Company its affiliates or subsidiaries, all research and development activities, all unpublished know-how, technical data, techniques, records, formulae, process, designs, sketches, photographs, plans, drawings, specifications, samples, reports, studies, findings, inventions and ideas, whether patentable or not, whether they be trade secrets or not and whether they be in written, graphic or oral form, that are now or hereafter owned or acquired by Company, all of which are of a confidential and/or proprietary nature concerning the development, testing, production and marketing of, and consulting in the area of products and processes and technology developed by Company, its affiliates or subsidiaries. Any Information which is communicated to any person shall be stamped with the words “PROTECTED” or “CONFIDENTIAL” or other such identifying mark prior to its disclosure to such person.

2. Nondisclosure. Employee agrees to hold in trust and confidence all Information and to use and communicate any Information only in the performance of his work for the Company to such authorized employees, subcontractors and others as are required by their duties to have knowledge thereof or for such other purposes and to such persons as are authorized by the Company in writing.

3. Assignment of Intellectual Property Rights. All improvements, inventions, know-how and discoveries, all Information and technology, and all patents or patent applications arising out of or relating to the Information whether developed by the Employee or not during the term of the Employee’s employment are the exclusive property of Company, its affiliates or subsidiaries. The Company, its affiliates or subsidiaries alone shall have the right to apply for, prosecute and obtain patents, copyrights, trademarks or industrial design protection in any or all countries of the world in respect of any and all such improvements, inventions, know-how and discoveries and the Employee agrees to disclose, deliver and assign to the Company, its affiliates or subsidiaries, as the case may be, all such improvements, inventions, know-how and discoveries whether patentable or not and agrees at any time to execute when requested any applications, transfers, assignments and other documents as necessary for the purpose of confirming the Company’s, its affiliates’ or subsidiairies’ title, as the case may be, to any such improvements, inventions, know-how and discoveries, or for applying for prosecution and obtaining patents in any country with respect thereto. Employee agrees to cooperate and assist fully in the prosecution of any such application. Any copyrightable materials generated or developed by Employee while employed by the Company, including but not limited to, computer programs and related documentation, belong to the Company and Employee hereby assigns to the Company all interest and ownership in such copyright as and when created.

4. Restrictive Covenants.

(a) Noncompetition; Nonsolicitation. While employed by the Company and for six months after the termination of his employment with the Company by either party, for any reason whatsoever, Employee will not, without the prior written consent of the Company:

(1) provide financial-related services to, manage, control, or participate in the management or control of any direct competitor of the Company that is located in the Restricted Territory (as defined below) and is engaged in the Company’s Business (as defined below);

(2) solicit or attempt to solicit for the purpose of selling products comparable to or in competition with those products sold by the Company to any customers or clients of the Company with whom Employee had business contacts on behalf of the Company during his employment with the Company;

(3) interfere or attempt to interfere with any contracts or agreements that the Company has with any customers, vendors or suppliers; and/or

(4) solicit any employees of the Company (i) to resign their employment with the Company; (ii) to violate any duties owed to the Company; or (iii) breach any agreements with the Company.

Employee agrees not to engage in any of the foregoing activities set out in this Section 4(a) directly or indirectly acting alone or as a director, employee, agent, consultant, member of a partnership, firm, company or other entity or as a holder of or investor in more than 2% of any security of any class of any company or other business entity.

(b) Restricted Territory. For purposes of this Agreement, the “Restricted Territory” shall mean the greater metropolitan areas of:

(i)	Boston, MA;

(ii)	New York, NY;
(iii)	Philadelphia, PA;
(iv)	Princeton, NJ;
(v)	Indianapolis, IN;
(vi)	Groton, CT;
(vii)	Chicago, IL;
(viii)	Seattle, WA; and
(ix)	any locality within a thirty-five mile radius of Raleigh/Durham, North Carolina and/or Bethesda, MD.

(c) Company’s “Business”. The parties hereto agree that the Company’s Business” is researching, developing, marketing and selling pharmaceutical products and therapies related to the tumor vascular targeting platform.

(d) Enforceability. The parties hereto agree that in the event that the length of time, the geographic area or prohibited activities set forth in this Section 4 shall be deemed too restrictive in any court proceeding, that the court shall reduce such restrictions to those which it deems reasonable and enforceable under the circumstances.

5. Return of Company Property. Upon demand by the Company or no later than the termination of his employment, Employee agrees to immediately return to the Company any Information or other Company property in his possession. Such Information and any other Company property will be returned to the Company in the same condition as when provided to Employee, reasonable wear and tear excepted. Employee further agrees to allow the Company to inspect any documents or work produced relating to the Information that are in the possession or control of the Employee. The Employee agrees that unless authorized by the Company or as necessary in performing his job duties and responsibilities, he will not copy the information.

6. Injunctive Relief. In the event that Employee breached the provisions of Section 1 through 5 of this Agreement, the parties hereto agree that such breach could not be adequately remedied by monetary damages. Therefore, the parties agree that in addition to any other remedies available for such breach, the Company will be entitled to injunctive relief for Employee’s breach or threatened breach of Sections 1 through 5 of this Agreement in order to prevent or restrict any further breach or threatened breach. A failure by the Company to enforce any provision of this Agreement does not constitute a waiver of any of its rights and does not release the Employee of any responsibility for performance under this Agreement.

7. Limitations. The Company agrees that all the obligations of confidentiality and non-disclosure terminate when the Employee can establish with documentary proof that all the Information:

(a) was in the public domain at the time of the disclosure to the Employee by the Company, its affiliates or subsidiaries,

(b) entered the public domain through no fault of the Employee,

(c) was in the Employee’s possession free of any obligation of confidentiality before disclosure by the Company, its affiliates or subsidiaries to the Employee, or

(d) was disclosed to Employee in good faith by a third party which has the right to make such disclosure,

provided that the Employee notifies the Company in writing within 10 days of receipt of the Information where the exemptions under (c) and (d) apply.

8. Survival. The obligations of Employee pursuant to Sections 1 through 5 of this Agreement will continue in full force and effect notwithstanding termination of the employment of the Employee.

9. No Other Agreements. Employee hereby advises the Company that unless described in writing on Schedule “A” attached hereto, he is not bound by any other confidentiality, non-disclosure, noncompetition or non-solicitation agreements. Employee further agrees not to become a party to any such agreement with others during his employment. The Employee further advises the Company that there are no patents, patent applications or other inventions made by the Employee prior to his employment with the Company unless any are specifically listed on Schedule “B” hereto. If no Schedules are attached to this Agreement, then there are no such agreements or patents outstanding.

10. Governing Law; Venue. The parties hereto agree that this Agreement is to be interpreted and governed by the laws of the state of North Carolina. The parties further agree that the state or federal courts sitting in Wake County, North Carolina shall have the sole and exclusive jurisdiction to hear any dispute(s) arising out of this Agreement.

11. Severability. The various sections of this Agreement are severable and the invalidity of one does not affect the enforceability of the other provisions of this Agreement.

12. Miscellaneous. For ease of interpretation, this Agreement is to be read with all changes in gender and number as the circumstances require and the Agreement is binding upon and available to the benefit of both parties, their personal representatives, successors, affiliates, subsidiaries and assigns. Employee expressly agrees that the Company may assign its rights and obligations hereunder to any successor in interest. Any notice under this Agreement should be delivered to the Company’s head office and the Employee at his home address.

[Signature page follows]

IN WITNESS WHEREOF the parties have executed this Confidentiality and Intellectual Property on the day and year first written above.

ADHEREX, INC.

	By:	/s/ Dr. William P. Peters
Dr. William P. Peters
Chief Executive Officer

/s/		/s/ James A. Klein, Jr.
Witness	Employee:	James A. Klein, Jr.